Form 10KSB40, Exhibit 13
period 1996-12-31
ACI TELECENTRICS INC
filed 1997-03-17
CIK 1020998

MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

ACI was founded in 1987 by Rick N. Diamond, Chief Executive Officer, and by Gary
B. Cohen, President. ACI provides telephone-based sales and marketing services primarily to the telecommunications, publishing and financial services industries. The Company has grown steadily since inception and in 1996 revenues were approximately $10 million.

     The telemarketing services provided by the Company are performed in five leased call centers located in Minneapolis and Twin Valley, Minnesota; Valley City and Devils Lake, North Dakota; and Redfield, South Dakota. These call centers collectively have 289 workstations, where over 550 teleservice representatives are employed.

     Revenues from telemarketing services are recognized as these services are performed and are generally based on an hourly rate. Cost of services includes compensation and commissions for telephone sales representatives, payroll taxes and other benefits associated with such personnel, telephone expenses and other direct costs associated with providing services to customers. Selling, general and administrative expenses include administrative, sales, marketing, occupancy, depreciation and other indirect costs.

     In October 1996, the Company completed a public offering of 1,505,000 shares of common stock at a price of $5.00 per share, resulting in net proceeds to the Company of approximately $6,378,000.

     Operating results for 1996 were highlighted by the opening of two new call centers and the Company's obtaining clients in the telecommunications industry.


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED
DECEMBER 31, 1995

ACI posted record revenues for the sixth consecutive year increasing by 71% from 1995. The revenue increase was attributable in its entirety to new clients ACI developed in 1996. Revenues, which approximated $10 million in 1996, were $4,141,577 higher than last year. In 1995, ACI's revenue base had been evenly split between clients in the financial services and publishing industries. The Company made a strategic decision to seek clients in the telecommunications industry in 1996, and as a result, 42.6% of its revenues were derived from these customers, while publishing, financial services and other industry groups accounted for 28.4%, 24%, and 5% of revenues, respectively. One new telecommunications client accounted for 39.2% of 1996 revenues.

     The Company prices its services in connection with bids for client contracts. In 1996, billable telemarketing service representative hours increased 70%. The Company opened two new telemarketing centers in Devils Lake, North Dakota and Redfield, South Dakota during 1996, which doubled the number of telemarketing workstations from 145 to 289.

     Cost of services increased 75% to $5,309,753 in 1996 from $3,042,001 in 1995. Cost of services as a percentage of revenue in 1996 was 53% compared to 52% in 1995. In 1996, the Company utilized other telemarketing companies to perform some of its services. This was primarily for an overabundance of foreign language calls where the Company did not have qualified telemarketers. These outsourced calls accounted for approximately $1.2 million in revenue, with a cost of services of approximately 81%. Cost of services for internally generated telemarketing services was 49% which compares favorably to the 52% reported in 1995. The labor component of the cost of services, as a percentage of revenue, was 3.9% less in 1996. This improvement was achieved as the Company more efficiently utilized its labor force and expanded its base in rural communities where labor rates are lower than the urban call center. In addition, long distance telephone rates were lower in 1996, reducing this component of cost of services, as a percentage of revenues, by 4.7%.

     Selling, general, and administrative expenses increased 57% to $3,848,730. As a percentage of revenue, selling, general and administrative expenses declined 3% from 42% to 39%. The dollar increase was the result of adding a management level infrastructure to the Company in preparation for its anticipated growth and for the public offering of its common shares. Additionally, these expenses increased due to revenue and volume related expenses and the costs of the two new call centers.

     As a result of the factors discussed above, operating income increased 133% to $832,944 (8.3% of revenue) versus $357,834 (6.1% of revenue).

     Other income and expenses improved by $109,312 over 1995. The Company was favorably impacted by approximately $101,000 related to a mutually agreed upon contract termination settlement with a former client.

     Prior to October 21, 1996, the date of the initial public offering ("IPO"), the Company was a Sub Chapter S Corporation. As a result, any income tax liability was the responsibility of the individual shareholders and no provision for income taxes or income tax liability was recorded in the financial statements. Effective with the IPO, the Company terminated its status as an S Corporation and became subject to federal and state income taxes. Accordingly, for informational purposes, earnings for the years ended December 31, 1995 and 1996 include pro forma information for income taxes which would have been recorded if the Company had been a C Corporation for the entire year, based on the tax laws in effect during those periods. Pro forma net income includes an estimated federal and state tax provision of 40%.

     Accordingly, pro forma net income was $504,665, or $.11 per share, compared to $161,753, or $.04 per share, in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

Revenues increased 31% to $5,849,850 in 1995 from $4,475,390 in 1994.
Approximately 20% of the growth was attributable to net growth in new clients while the balance resulted from increased revenues from existing clients. In 1995 and 1994, approximately 90% of the revenues were evenly split between the financial services and publishing industries. Billable telemarketing service representative hours increased approximately 39% from 1994 to 1995. In June 1995, the Company opened a 60 workstation call center in Valley City, North Dakota. This center accounted for 21% of the total billable telemarketing service representative hours in 1995.

     Cost of services increased 23% to $3,042,001 in 1995 from $2,470,315 in 1994. As a percentage of revenues, cost of services decreased to 52% in 1995 from 55% in 1994. The increase in cost of services was due to revenue growth. Additional personnel, commissions and related costs increased by $506,186 in 1995 over 1994, but were partially offset by a decrease of $98,651 in temporary labor costs, while telephone costs increased by $137,804. As a percentage of revenue, cost of services declined primarily due to savings from switching from temporary labor to ACI employees.

     Selling, general and administrative expenses increased 38% to $2,450,015 in 1995. As a percentage of revenues, selling, general and administrative expenses increased to 42% in 1995 from 40% in 1994. The increases were primarily related to revenue growth and the opening of the new call center in


June 1995. Salaries, benefits and commissions increased $308,082 and travel increased $81,778, as additional sales and administrative personnel were added in support of increased revenue. Increases of $112,456 in depreciation and rent of $100,260 were both attributable to the opening of new call centers and corporate headquarters, and bad debt expense increased by approximately $80,000 to reflect the Company's expectation of a collection loss on one of its clients.

     Other income and expenses increased $35,179 in 1995 to $88,081 from $52,902 in 1994. This increase reflected higher average outstanding borrowings which were used to finance working capital needs and capital leases to open the new call center and to purchase related equipment.

     Pro forma net income increased to $161,753 or 2.8% of revenues for 1995, from $115,378 or 2.6% of revenues in 1994.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's balance sheet strengthened significantly in 1996 as a result of its IPO. The Company sold 1,505,000 shares in its IPO with net proceeds to the Company, after expenses, of approximately $6,378,000. The Company utilized a portion of these funds to reduce debt and $634,436 to pay a dividend to the two majority shareholders related to the operations of the Company prior to its IPO. As a result, at December 31, 1996, the Company has cash and cash equivalents of $5,005,813 compared to $67,483 at December 31, 1995. The Company has adopted investment guidelines which restrict the types and quality of investments which may be acquired. At December 31, 1996, the Company had invested approximately $244,000 in money market funds, approximately $3,633,000 in commercial paper rated a minimum of A-1/P-1 and approximately $795,000 in U.S. Government agency notes.

     Prior to the IPO, the Company's primary sources of liquidity were cash flow from operating activities, bank borrowings, capital lease financing and public and private financing in connection with the opening of call centers. At December 31, 1996, the Company has an unused revolving line of credit agreement of $400,000 which is limited to a borrowing base equal to 75% of eligible accounts receivable (as defined in the agreement) and accrues interest at the bank's reference rate plus 1.5% (9.75% at December 31, 1996).

     In connection with the opening of call centers, the Company has often received various forms of public or private industry subsidies, consisting of low interest rate loans, forgivable lease arrangements, expense reimbursements, and reimbursements for leasehold improvements. In July 1995, in connection with the opening of the Valley City, North Dakota call center, the Company received grants of $25,000 for the reimbursement of start-up costs, $150,000 in leasehold improvements and $107,000 in an equipment lease which is forgivable over five years. In March 1996, in connection with the opening of a call center in Devils Lake, North Dakota, the Company received assistance including $25,000 to cover moving and start-up costs, a $150,000 equipment lease which is forgivable over five years, $150,000 in leasehold improvements and a 6% loan of $50,000. In September 1996, in connection with the opening of the call center in Redfield, South Dakota, the Company received a $500,000 assistance grant, $200,000 of which related to leasehold improvements and $300,000 related to equipment.

     Cash flows from operating activities increased to $1,108,728 compared to $131,034 in 1995. The increase was primarily the result of increased net income of $230,012 and increased non cash charges, including deferred taxes of $206,412 and the net change in operating assets and liabilities of $453,782.

     Investing activities consumed $295,798 of cash in 1996 compared to $534,297 in 1995. Capital expenditures increased to $610,185 in 1996 compared to $306,327 in 1995 as the

Company invested in equipment needed to open new call centers. In addition, $546,551 of capital was initially financed by capital leases in 1996, which were subsequently paid with the proceeds of the IPO.

     The Company received $4,125,400 in 1996 from financing activities compared to $388,152 in 1995. IPO net cash proceeds of $6,378,258 were partially utilized for a dividend of $634,436 and a net overall reduction in short- and long-term debt and notes payable to officers of approximately $1,619,000.

     The Company believes that funds available at December 31, 1996 together with funds which should be generated from future operations, equipment and financial leases, and revolving credit arrangements will be sufficient to finance its current operations and planned capital expenditures at least through 1997.


INFLATION

Inflation has not had a material impact on operating results, and the Company does not expect it to have a significant impact in the future. However, there can be no assurance that the Company's business will not be affected by inflation in the future.


QUARTERLY RESULTS

     The telemarketing industry tends to be slower in the first and third quarters of the year because client marketing and customer service programs are typically slower in the post- holiday and summer months. The Company has experienced and expects to continue to experience quarterly variations in revenues and operating income principally as a result of the timing of clients' telemarketing campaigns, the commencement of new contracts, changes in the Company's revenue mix, start-up of new call centers, and the additional selling, general and administrative expenses to acquire and support such new business.

OUTLOOK

Certain of the statements contained in the President's Letter to Shareholders and repeated in this section are "forward-looking statements" within the meaning of the federal securities laws. The following forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

     Management believes that businesses will continue to increasingly outsource the telemarketing component of their business, which should result in continued increases in the Company's outbound calling revenue in 1997. In order to meet this increased demand, the Company plans to open at least two new outbound call centers in 1997 and to endeavor to maintain annual revenue in the range of $40,000 - $50,000 per telemarketing seat. In addition, the Company will continue to invest in technology to serve its clients' needs and be a standard setter in providing exceptional service. In 1997, the Company expects to spend approximately $800,000, net of economic development incentives on capital expenditures, to achieve these goals. In addition, the Company is contemplating entering the inbound teleservices industry in 1997 either by acquisition of an existing business or the building of a new center for this purpose.

     There is no assurance that the Company's marketing efforts will generate sufficient new business to fully utilize the additional call center capacity to be created for 1997 or that businesses will continue to outsource their telemarketing needs. Likewise, there is no assurance that the Company can continue to grow its revenues in excess of industry growth averages. In addition, inbound telemarketing is a highly competitive business requiring techniques of operation and personnel skills that are different from the Company's experience with outbound telemarketing, and there is no assurance that the Company will undertake such an expansion in 1997 or that it will be successful if it does so.


                          INDEPENDENT AUDITORS' REPORT


Board of Directors
ACI Telecentrics, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of ACI Telecentrics, Inc. (formerly Automated Communications, Inc.) as of December 31, 1995 and 1996 and the related statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
February 10, 1997


                                 BALANCE SHEETS


DECEMBER 31, 1995 AND 1996                                                1995         1996
-----------------------------------------------------------------------------------------------

ASSETS (NOTE 2)
CURRENT ASSETS:
     Cash and cash equivalents                                         $   67,483    $5,005,813
     Trade receivables, less allowance for doubtful
       accounts of $70,000 and $73,000, respectively                      972,788     1,130,451
     Other current assets                                                  74,818       149,064
                                                                       ----------    ----------
              Total current assets                                      1,115,089     6,285,328

PROPERTY AND EQUIPMENT (Note 3):
     Furniture and fixtures                                               294,216       515,450
     Equipment                                                          1,372,213     2,264,289
     Leasehold improvements                                                 5,300        48,726
                                                                       ----------    ----------
                                                                        1,671,729     2,828,465
     Less accumulated depreciation                                        561,918       927,622
                                                                       ----------    ----------
              Net property and equipment                                1,109,811     1,900,843

OTHER ASSETS:
     Restricted investments (Note 5)                                      300,000          --
     Other                                                                 24,036         9,449
                                                                       ----------    ----------
              Total other assets                                          324,036         9,449
                                                                       ----------    ----------
                                                                       $2,548,936    $8,195,620
                                                                       ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Revolving line of credit (Notes 2 and 6)                          $  300,000    $     --
     Trade accounts payable                                               387,335       520,318
     Accrued expenses                                                     136,002       176,975
     Income taxes payable (Note 9)                                           --         144,200
     Current portion of long-term debt and capital
       lease obligations (Notes 2, 3, 4 and 6)                            193,628       104,384
                                                                       ----------    ----------
              Total current liabilities                                 1,016,965       945,877

LONG-TERM LIABILITIES:
     Long-term debt and capital lease obligations,
       less current portion (Notes 2, 3 and 6)                            602,984       121,757
     Deferred capital lease liabilities,
       less current portion (Note 4)                                      107,000       156,000
     Notes payable to officers (Note 5)                                   300,000          --
     Deferred income taxes (Note 9)                                          --         206,412
                                                                       ----------    ----------
              Total long-term liabilities                               1,009,984       484,169

COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)

SHAREHOLDERS' EQUITY (Note 6):
     Common stock, no par value; 15,000,000 shares authorized;
       4,200,000 and 5,705,000 issued and outstanding, respectively         1,000     6,577,563
     Undesignated stock, no par value; 5,000,000 shares authorized;
       none issued and outstanding                                           --            --
     Additional paid-in capital                                            25,567          --
     Retained earnings                                                    495,420       188,011
                                                                       ----------    ----------
              Total shareholders' equity                                  521,987     6,765,574
                                                                       ----------    ----------
                                                                       $2,548,936    $8,195,620
                                                                       ==========    ==========

SEE NOTES TO FINANCIAL STATEMENTS.


                            STATEMENTS OF EARNINGS


YEARS ENDED DECEMBER 31, 1995 AND 1996                          1995           1996
---------------------------------------------------------------------------------------
TELEMARKETING REVENUES                                      $ 5,849,850     $ 9,991,427

COST OF SERVICES                                              3,042,001       5,309,753

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES                 2,450,015       3,848,730
                                                            -----------     -----------
                                                              5,492,016       9,158,483
                                                            -----------     -----------

OPERATING INCOME                                                357,834         832,944

OTHER INCOME (EXPENSE):
     Interest income                                              6,570          62,090
     Interest expense                                           (94,001)       (150,931)
     Other, net (Note 8)                                           (650)        109,962
                                                            -----------     -----------
                  Total other (expense) income                  (88,081)         21,121
                                                            -----------     -----------

INCOME BEFORE INCOME TAXES                                      269,753         854,065
                                                            -----------     -----------

INCOME TAX EXPENSE:
              Income Taxes - C Corp                                --           132,600
              Income Taxes - S Corp to C Corp Conversion           --           221,700
                                                            -----------     -----------
                  Total income taxes                               --           354,300
                                                            -----------     -----------

NET INCOME                                                  $   269,753     $   499,765
                                                            ===========     ===========


PRO FORMA DATA (Note 1):
     Historical income before income taxes                  $   269,753     $   854,065
     Proforma income taxes                                      108,000         349,400
                                                            -----------     -----------

PRO FORMA NET INCOME                                        $   161,753     $   504,665
                                                            ===========     ===========

PRO FORMA NET INCOME PER SHARE                              $       .04     $       .11
                                                            ===========     ===========

SHARES USED IN COMPUTING
     PRO FORMA NET INCOME PER SHARE                           4,288,000       4,566,600
                                                            ===========     ===========

SEE NOTES TO FINANCIAL STATEMENTS.


                      STATEMENTS OF SHAREHOLDERS' EQUITY


                                                             COMMON STOCK           ADDITIONAL
                                                      -------------------------       PAID-IN        RETAINED
                                                       SHARES          AMOUNT         CAPITAL        EARNINGS         TOTAL
-----------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1994                         4,200,000     $     1,000     $    25,567    $   331,683    $   358,250

   Net income                                                                                          269,753        269,753
   Dividends paid (Note 6)                                                                            (106,016)      (106,016)
                                                      ---------     -----------     -----------    -----------    -----------

BALANCES AT DECEMBER 31, 1995                         4,200,000           1,000          25,567        495,420        521,987

   Recapitalization                                                      25,567         (25,567)                           --
   Proceeds from sale of common stock,
     net of offering costs of $1,146,742              1,505,000       6,378,258                                     6,378,258
   Net income prior to conversion to C Corp.,
     net of cumulative deferred income taxes
     of $221,700 (Note 9)                                                                              311,754        311,754
   Capitalization of retained earnings
     in conjunction with conversion to C Corp                           172,738                       (172,738)
   Net income subsequent to conversion to C Corp                                                       188,011        188,011
   Dividends paid (Note 6)                                                                            (634,436)      (634,436)
                                                      ---------     -----------     -----------    -----------    -----------

BALANCES AT DECEMBER 31, 1996                         5,705,000     $ 6,577,563     $      --      $   188,011    $ 6,765,574
                                                      =========     ===========     ===========    ===========    ===========


SEE NOTES TO FINANCIAL STATEMENTS.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS


YEARS ENDED DECEMBER 31, 1995 AND 1996                                1995           1996
--------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                  $   269,753     $   499,765
     Adjustments to reconcile net income to net cash
       provided by operating activities:
         Depreciation and amortization                               228,816         365,904
         Amortization of deferred capital lease liabilities             --           (49,600)
         Deferred income taxes                                          --           206,412
         Changes in operating assets and liabilities:
              Trade receivables                                     (334,833)       (157,663)
              Other current assets                                   (37,001)        (74,246)
              Accounts payable and accrued expenses                    4,299         173,956
              Income taxes                                              --           144,200
                                                                 -----------     -----------
                  Net cash provided by operating activities          131,034       1,108,728

CASH FLOWS UTILIZED IN INVESTING ACTIVITIES:
     Purchases of property and equipment                            (306,327)       (610,185)
     Decrease in other assets                                           --            14,387
     (Purchase of) proceeds from restricted investments             (300,000)        300,000
     Repayments from officers                                         72,030            --
                                                                 -----------     -----------
                  Net cash used in investing activities             (534,297)       (295,798)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from issuance of common stock                         --         6,378,258
     Checks written in excess of book balance                       (113,124)           --
     Net proceeds from (payments on) revolving line of credit        300,000        (300,000)
     Proceeds from issuance of long-term debt                        150,000         200,000
     Repayments on long-term debt and capital leases                (142,708)     (1,218,422)
     Proceeds from (payments to) officers                            300,000        (300,000)
     Dividends (Note 6)                                             (106,016)       (634,436)
                                                                 -----------     -----------
                  Net cash provided by financing activities          388,152       4,125,400
                                                                 -----------     -----------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                 (15,111)      4,938,330

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        82,594          67,483
                                                                 -----------     -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                         $    67,483     $ 5,005,813
                                                                 ===========     ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH
     TRANSACTION INFORMATION:
     Cash paid for interest                                      $    93,390     $   151,000
                                                                 ===========     ===========

     Equipment acquired through capital leases                   $   263,263     $   546,551
                                                                 ===========     ===========

     Income taxes paid                                                  --       $     3,700
                                                                 ===========     ===========

SEE NOTES TO FINANCIAL STATEMENTS.


                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF BUSINESS AND SUMMARY
     OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - ACI Telecentrics, Incorporated (ACI) (formerly Automated Communications, Incorporated and Affiliates) provides telephone-based sales and marketing services primarily to the telecommunications, publishing, and financial services industries. ACI was established in 1987 in Minneapolis, Minnesota. Since that time, the Company has opened additional call center locations in Twin Valley, Minnesota (August 1993); Valley City, North Dakota (July 1995); Devils Lake, North Dakota (April 1996); and Redfield, South Dakota (September 1996). Prior to June 1996, all of the call centers were operated as affiliated corporations through common ownership. Effective June 28, 1996, Automated Communications Incorporated and its affiliated companies were merged to form ACI Telecentrics, Incorporated. The merger was recorded at the historical carrying value of the assets, liabilities, and shareholders' equity. These financial statements include the results of operations of all companies for all periods presented.

     REVENUE RECOGNITION - Revenues from telemarketing services are recognized as services are provided, generally based on hours incurred.

     CREDIT CONCENTRATIONS - The Company earned the following percentages of its total revenues from major customers during the years ended December 31:

                                     1995         1996
--------------------------------------------------------

Customer A                             - %          39 %
Customer B                            17             5
Customer C                            19            15
Customer D                            19            10

     At December 31, 1996, amounts receivable from four customers represented 45%, 19%, 11%, and 7% of total accounts receivable. The Company does not require collateral to support customer receivables.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH EQUIVALENTS - Short-term investments (which include government securities and commercial paper) that generally have a maturity of three months or less from the date of purchase are classified as cash equivalents.

     PROPERTY AND EQUIPMENT - Property and equipment are carried at cost. Depreciation is based on the straight-line method over estimated useful lives of the assets ranging from five to seven years.

     RESTRICTED INVESTMENTS - Restricted investments consist of certificates of deposit and are carried at cost. The carrying value approximates its fair value due to the market rate of interest.

     FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS - The estimated fair value of long-term debt, capital lease obligations, and amounts due to officers approximates its carrying value due to variable rates of interest or fixed rates which approximate current market rates. The fair value of all other financial instruments, other than investments as discussed above, approximates the carrying value due to the short-term nature of the financial instruments.

     INCOME TAXES - Prior to October 21, 1996, the effective date of the initial public offering, the Company was a Subchapter S Corporation. As a result, any income tax liability was the sole responsibility of the individual stockholders, and no provision for income taxes or income tax liability was recorded in the financial statements.

     PRO FORMA STATEMENT OF EARNINGS - Effective October 21, 1996, the Company terminated its status as an S Corporation and was subject to federal and state income taxes thereafter. Accordingly, for informational purposes, the accompanying statements of earnings for the years ended December 31, 1995 and 1996 include unaudited pro forma information for income taxes which would have been recorded if the Company had been a C Corporation for all periods presented, based on the tax laws in effect during the respective periods.

     PRO FORMA NET INCOME PER COMMON SHARE - Pro forma net income per common share for the years ended December 31, 1995 and 1996 is computed using the weighted average number of shares of common stock and stock options, outstanding during the periods presented after giving effect to the application of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No.
83. Pursuant to SAB No. 83, common stock issued by the Company at prices less than the initial public offering price during the 12 months immediately preceding the initial public offering, plus stock options granted at exercise prices less than the initial public offering price during the same period, have been included in the calculation of shares used in the calculation of net income per share as if they were outstanding for all periods prior to the initial public offering, using the treasury stock method. In addition, shares which would have been issued to generate proceeds for the payment of estimated distributions to S Corporation shareholders (using the $5.00 per share initial public offering price), were deemed to be outstanding for all periods presented.

     RECLASSIFICATION - Certain prior-year items have been reclassified to conform with the 1996 presentation. Such reclassifications had no effect on net income or shareholders' equity as previously reported.


2.   REVOLVING LINE OF CREDIT AND LONG-TERM DEBT

At December 31, 1996, the Company had a revolving line of credit agreement for $400,000, which expires on July 5, 1997. Interest on outstanding borrowings is calculated based upon the First Bank National Association Reference Rate (FBNARR) + 1.5% (9.75% as of December 31, 1996). The borrowing base, as defined within the agreement, is the lesser of $400,000 or 75% of the aggregate amount of eligible accounts receivable. At December 31, 1995 and 1996, the outstanding balances under the revolving line of credit agreement were $300,000 and $0, respectively.

Long-term debt consists of the following

AT DECEMBER 31:                       1995         1996
----------------------------------------------------------

Promissory Notes (Note 4) -
   monthly payments of $3,345,
   including interest at 6%,
   due June 15, 1999; secured
   by assets of the Company
   and guaranteed by the two
   majority stockholders           $  126,418   $   92,958

Promissory Note (Note 4) -
   monthly payments of $967,
   including interest at 6%,
   due May 1, 2001                          -       44,166

Promissory Note -
   monthly payments of
   $3,219, including interest
   at the FBNARR +1.0%,
   due October 15, 2000;
   secured by assets of the
   Company and guaranteed
   by the two majority
   stockholders; paid in 1996         147,928            -

Promissory Note -
   monthly payments of
   $2,031, including interest
   at the New York Prime + 2%,
   due September 20, 1998;
   secured by assets of the
   Company; paid in 1996               62,202            -
                                   -----------------------
                                      336,548      137,124
   Less current maturities             80,223       44,679
                                   -----------------------
                                   $  256,325   $   92,445
                                   =======================


     At December 31, 1996, aggregate maturities of long-term debt during the next five years are as follows:

YEARS ENDING DECEMBER 31:
----------------------------------------------------------

   1997                                        $    44,679
   1998                                             47,435
   1999                                             30,035
   2000                                             10,955
   2001                                              4,020

     The revolving line of credit and various notes payable are subject to certain covenants, including a net worth ratio, and a restriction on the payment of dividends. At December 31, 1996, the Company was in compliance with such covenants.

3.   LEASES

The Company has operating leases for certain office space and call centers and a capital lease for certain equipment utilized at the corporate office. Several of these leases include renewals.

     Future payments under the capital lease obligation at December 31, 1996 are as follows:

YEARS ENDING DECEMBER 31:
----------------------------------------------------------

   1997                                        $    13,416
   1998                                             13,416
   1999                                             13,416
   2000                                              8,945
                                               -----------
                                                    49,193
   Less amount representing interest                11,577
                                               -----------
                                                    37,616
   Less current portion                              8,304
                                               -----------
                                               $    29,312
                                               ===========

     Assets under capital leases had a carrying value of approximately $482,000 and $28,200 at December 31, 1995 and 1996, respectively. Cash generated from the Company's initial public offering (Note 6) was utilized to reduce outstanding lease obligations of approximately $810,000, including all of the assets acquired by capital leases in 1996.

     At December 31, 1996, future minimum obligations under operating leases that have initial noncancelable lease terms in excess of one year, not including shared operating costs, are as follows:

YEARS ENDING DECEMBER 31:
----------------------------------------------------------

   1997                                        $   223,000
   1998                                            222,000
   1999                                            209,000
   2000                                            142,000
   2001                                             29,000
                                               -----------
                                               $   825,000
                                               ===========

     Rent expense incurred on operating leases was approximately $195,000 and $280,000 for the years ended December 31, 1995 and 1996, respectively.

4.   GRANT AGREEMENTS

One of the Company's strategies is to locate its call centers in small, rural communities in the Upper Midwest. These communities often provide advantageous economic incentives for locating facilities in these areas. These incentives include grants, low interest loans, favorable facility leases, funds for employee training and equipment subsidies.

     In July 1995, in connection with the opening of the Valley City, North Dakota facility, the Company received assistance from Valley City Development Corporation, including $25,000 to reimburse start-up costs, approximately $150,000 in leasehold improvements, and a $107,000 equipment lease for which the lease payments will be forgiven on a monthly basis over the life of the lease if the Company continues operating in Valley City.

     In April 1996, the Company opened a call center in Devils Lake, North Dakota. The Company received assistance from Devils Lake Community Development Corporation, including $25,000 for reimbursement of start-up costs, $150,000 in equipment leases which will be forgiven over five years, $150,000 in leasehold improvements, and a 6%, $50,000 loan.


     In September 1996, the Company opened a call center in Redfield, South Dakota. The Company received a $500,000 assistance grant from the Redfield Industrial Development Corporation including $200,000 of leasehold improvements and $300,000 for equipment.

     The reimbursement of start-up costs was offset against the corresponding expense, and the payments for leasehold improvements and the Redfield equipment reduced the recorded assets. The two equipment leases are recorded as deferred liabilities as of December 31, 1995 and 1996 and are being amortized as a reduction of the related depreciation expense when amounts are forgiven which is scheduled as follows:

   1997                                        $    51,400
   1998                                             51,400
   1999                                             51,400
   2000                                             40,700
   2001                                             12,500

     In most cases, the Company is obligated to continue operating the call center for five years from when it was opened and certain loans and leases are guaranteed by the two majority shareholders.

5.   RELATED-PARTY TRANSACTIONS

In December 1995, the Company borrowed $300,000, $150,000 from each of the two majority shareholders. These borrowings accrued interest at 7.35%. The proceeds of the original borrowings were invested in certificates of deposit bearing interest at 5.35%. In July 1996, the certificates of deposit were redeemed, and the proceeds were used to repay the borrowings. Interest paid on these borrowings was approximately $11,000 in 1996. The certificates of deposit were collateral for certain debt owed by the shareholders.

     Interest on advances to shareholders totaled $6,570 and $0 for the years ended December 31, 1995 and 1996, respectively.

6.   STOCKHOLDERS' EQUITY

COMMON STOCK - Effective June 28, 1996, the Company amended its Articles of Incorporation to increase its authorized common stock to 15,000,000 shares and authorized 5,000,000 shares of undesignated stock. In addition, all issued common stock was canceled, 4,200,000 shares of new, no par common stock was issued and additional paid-in capital was reclassified to common stock. All references to the number of common shares and per-share amounts in the accompanying financial statements have been retroactively restated to reflect the 4,200,000 shares.

     DIVIDENDS - During 1995 and 1996, dividends of $106,016 and $634,436, respectively, were paid to the two majority shareholders related to operations of the Company prior to its conversion to a C Corporation.

     INITIAL PUBLIC OFFERING - During 1996, the Company completed an underwritten public offering of 1,505,000 shares of its common stock (including 105,000 shares of the underwriter's overallotment) at a public offering price of $5.00 per share ("the Offering"). The net proceeds of the Offering, after related expenses, were approximately $6,378,000. A portion of the net proceeds from the offering was used to repay approximately $1,387,000 of outstanding short-term and long-term indebtedness and capital lease obligations.

     EMPLOYEE STOCK PURCHASE PLAN - Effective June 30, 1996, the Company adopted the 1996 Employee Stock Purchase Plan (the Stock Purchase Plan), which allows participants to purchase common stock at 85% of the common stock's fair market value at the commencement or termination of two six-month phases each year. Employees must have six months of service to be eligible to participate in the Stock Purchase Plan. The Board of Directors has reserved 100,000 shares of common stock for issuance under the Stock Purchase Plan. No shares were issued under the plan in 1996.

     STOCK OPTIONS - Effective June 30, 1996, the Company adopted the 1996 Stock Option Plan (the Stock Option Plan), which authorized the grant of up to 280,000 shares of the Company's common stock in the form of incentive stock options and nonqualified stock options. The Stock Option Plan requires that the exercise price of all options granted be the fair market value of the Company's common stock on the date of grant.

     The following table summarizes stock option activity:

                           SHARES UNDER    WEIGHTED AVERAGE
                              OPTION        PRICE PER SHARE
-----------------------------------------------------------

Balance at
   December 31,
   1994 and 1995                  -                   -
Options granted             266,000                  $4.67
                            ------------------------------

Balance at
   December 31, 1996        266,000                  $4.67
                            ==============================

Shares exercisable at
   December 31, 1996        123,500                  $4.24
                            ==============================

     In 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation". The Company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the Stock Option Plan because the exercise price of all options granted was at least equal to the fair value of the common stock on the date of grant. Had compensation cost for the stock options issued to certain directors and employees been determined based on the fair value at the grant date, consistent with the provisions of SFAS No. 123, the Company's 1996 pro forma net income would have been decreased to the pro forma, as adjusted amount indicated below:

                                                    PER
                                     AMOUNT        SHARE
----------------------------------------------------------

   Pro forma net income           $  504,665    $      .11
                                  ========================
   Pro forma net income,
     as adjusted                  $  366,107    $      .08
                                  ========================

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and results:

   Dividend yield                                       0%
   Expected volitility                                  5%
   Risk free interest rate                              6%
   Expected life of options                       10 Years
   Fair value of options on grant dates             $ 2.06

     STOCK WARRANTS - On October 21, 1996, warrants to purchase 140,000 shares of Common Stock (the "Underwriter's Warrants") were issued in connection with the initial public offering. The Underwriter's Warrants may be exercised in whole or in part from October 21, 1997 through October 20, 2001, at an exercise price of $6.00 per share.

7.   COMMITMENTS & CONTINGENCY

EMPLOYMENT AGREEMENTS - Each of the two majority share- holders has entered into an employment agreement with the Company providing for a minimum annual base salary of $175,000 and for 24 months' continuation of base salary and health benefits if employment is terminated by either party for any reason during the initial two-year term of the agreement. The agreements also require the Company to pay premiums for life insurance intended to fund the buy/sell agreements to which the two majority shareholders are parties, as described below. If employment is terminated by either party following the initial two-year term, the two majority shareholders will receive 12 months' salary and health benefits. These agreements require each of the two majority shareholders to vote his shares for election of the other to serve on the Company's Board of Directors. Each of these agreements includes strict confidentiality protections and prohibits each of the two majority shareholders from competing with the Company for a period equal to the period during which the Company is obligated to make severance payments.

     BUY/SELL AGREEMENTS - Each of the two majority shareholders has entered into a Buy/Sell Agreement (the Agreement) with the Company and each other. Under this agreement, the Company may have the option to purchase shares from the two shareholders.


8.   OTHER INCOME

Included in the other income for the year ended December 31, 1996 is a gain of approximately $101,000 relating to the settlement of a contract with a former client.

9.   INCOME TAXES

Prior to October 21, 1996 the effective date of the Initial Public Offering ("IPO"), the Company had been treated for federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code") and comparable state tax laws. As a result, earnings of the Company had been taxed for federal and state income tax purposes directly to the shareholders of the Company, rather than to the Company. In connection with the IPO, the Company was converted from an S Corporation to a C Corporation under the Code. In addition, as a result of the termination of its S Corporation status, in accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recorded a net deferred income tax liability and corresponding deferred income tax expense of $221,700.

     The provision for income taxes for the period from October 21, 1996 to December 31, 1996 consists of the following:

Current:
     Federal                                    $  116,500
     State                                          31,400
                                                ----------
                                                   147,900
Deferred                                           (15,300)
                                                ----------
Income taxes expense C Corporation                 132,600

Conversion from S Corporation
   to C Corporation                                221,700
                                                ----------
                                                $  354,300
                                                ==========

     Differences between the provision for income taxes at the federal statutory rate and the recorded provision for the year ended December 31, 1996 are summarized as follows:

Income taxes at federal statutory rate          $  299,000
State income taxes, net of federal benefit          43,000
S Corporation taxes                               (216,800)
Conversion from S Corporation
   to C Corporation                                221,700
Other, net                                           7,400
                                                ----------
                                                $  354,300
                                                ==========

     Net deferred tax liabilities at December 31, 1996 are comprised of the following:

Excess of tax over book depreciation            $  179,000
Allowance for doubtful accounts                    (29,200)
Cash to accrual accounting                          56,612
                                                ----------
                                                $  206,412
                                                ==========


