Form 10KSB40, Exhibit 13
period 1997-12-31
ACI TELECENTRICS INC
filed 1998-03-31
CIK 1020998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

OVERVIEW

ACI provides telephone-based sales and marketing services primarily to the telecommunications, insurance, publishing and financial services industries. The Company operates eight call centers in six Midwest states, which, as of December 31, 1997, had 361 outbound and 27 inbound stations. The Company had 689 full and part-time employees as of December 31, 1997.

   On August 1, 1997 the Company acquired all of the outstanding common stock of Encyclopaedia Britannica Communications Corporation (EBCC), which had call centers in Lombard, Ill. and Merrillville, Ind. Operations of EBCC are included from August 1, 1997.

   Revenue from telemarketing services is recognized as these services are performed and are generally based on an hourly rate. Certain telemarketing service revenues are performance-based. Cost of services includes compensation and commissions for telephone sales representatives, payroll taxes and other benefits associated with such personnel, telephone expenses and other direct costs associated with providing services to customers. Selling, general and administrative expenses include administrative, sales, marketing, occupancy, depreciation and other indirect costs.


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

   Revenue for the year was $15,253,893, an increase of $5,262,466 or 52.7% over 1996 and represented the seventh consecutive year of record revenue for the Company. The acquisition of EBCC clients contributed $1,824,901 to the increase.

   Client revenues for the year were heavily weighted to the telecommunications industry, which represented 65.2% of total revenues in 1997 compared with 42.6% in 1996. One telecommunications client represented 60.8% of the total revenue. Other industry groups such as publishing, insurance and financial services accounted for 18.8%, 7.9% and 5.8% of revenue respectively in 1997.

   Billable telemarketing service representative hours increased 58.7% in 1997. During 1997, the Company opened call centers in Pierre, S.D. and Chadron, Neb., acquired centers through the acquisition of EBCC in Lombard, Ill. and Merrillville, Ind. and closed a call center in Minneapolis, Minn. As of December 31, 1997, the Company operated 361 outbound and 27 inbound call center workstations compared with 289 outbound at December 31, 1996.

   Cost of services increased 58% to $8,388,921 in 1997 from $5,309,753 in 1996. Cost of services was 55% in 1997 compared to 53% in 1996. The increase in the cost of services percentage is primarily attributable to the call centers acquired from EBCC, which had higher labor and operating costs than existing ACI call centers. A decline of 3.8% in the average hourly billing rate from 1996 to 1997 also contributed to the cost of the services percentage increase.

   Selling, general and administrative expenses were $7,211,288, which is a $3,362,558 or 87.4% increase over 1996. As a percentage of revenue, selling, general and administrative expenses increased to 47.3% in 1997 compared with 38.5% in 1996. The full-year effect of personnel and facilities added in 1996 and the personnel and facilities added in 1997 were primarily responsible for this increase.

   In December 1997, in connection with management's plans to reduce costs and improve operating efficiencies, the Company transferred the outbound calling services performed at its Lombard call center to other call centers. As a result, the Company recorded a restructuring charge of $388,563. The principal actions in the plan involve the consolidation of the outbound call center operation in Lombard, Ill. into existing ACI call centers in Merrillville, Ind. and Pierre, S.D. The major components of the restructuring charges are occupancy costs of $178,700, write-down of furniture and equipment costs of $128,200, severance and related costs of $41,700 and other costs of $39,963.

   As a result of the factors discussed above, the Company experienced an operating loss of $734,879 compared with operating income of $832,944 in 1996.

   Other income and expenses were $167,834 in 1997 compared with $21,121 in 1996. Interest was a net income amount of $167,834 in 1997 compared with an expense of $88,841 in 1996. Interest income was the result of the earnings from excess cash raised in the Company's initial public offering (IPO) in October 1996. In addition, 1996 included income of approximately $101,000 related to the settlement of a contract dispute.

   The Company recorded an income tax benefit of $215,500 compared with a pro forma expense in 1996 of $354,300. The 1997 benefit was recorded at 38%, which is estimated to be the effective rate for federal and state taxes versus 40% in 1996.

   As a result, the net loss was $351,545 or $.06 per share compared with pro forma net income of $504,665 or $.11 per share in 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

   ACI revenue increased by 71% from 1995. The revenue increase was attributable in its entirety to new clients ACI developed in 1996. Revenue, which approximated $10 million in 1996, was $4,141,577 higher than in 1995. In 1995, ACI's revenue base had been evenly split between clients in the financial services and publishing industries. The Company made a strategic decision to seek clients in the telecommunications industry in

1996 and, as a result, 42.6% of its revenue was derived from these customers, while publishing, financial services and other industry groups accounted for 28.4%, 24% and 5% of revenue, respectively. One new telecommunications client accounted for 39.2% of 1996 revenue.

   In 1996, billable telemarketing service representative hours increased 70%. The Company opened two new telemarketing centers in Devils Lake, N.D. and Redfield, S.D. during 1996, which doubled the number of telemarketing workstations from 145 to 289.

   Cost of services increased 75% to $5,309,753 in 1996 from $3,042,001 in 1995. Cost of services as a percentage of revenue in 1996 was 53% compared with 52% in 1995. In 1996, the Company utilized other telemarketing companies to perform some of its services. This was primarily for an overabundance of foreign language calls where the Company did not have qualified telemarketers. These outsourced calls accounted for approximately $1.2 million in revenue, with a cost of services of approximately 81%. Cost of services for internally generated telemarketing services was 49% which compared favorably with the 52% reported in 1995. The labor component of the cost of services, as a percentage of revenue, was 3.9% less in 1996. This improvement was achieved as the Company more efficiently utilized its labor force and expanded its base in rural communities where labor rates are lower than the urban call center. In addition, long distance telephone rates were lower in 1996, reducing this component of cost of services, as a percentage of revenue, by 4.7%.

   Selling, general and administrative expenses increased 57% to $3,848,730. As a percentage of revenue, selling, general and administrative expenses declined 3% from 42% to 39%. The dollar increase was the result of adding a management level infrastructure to the Company in preparation for its anticipated growth and for the public offering of its common shares. Additionally, these expenses increased due to revenue and volume related expenses and the costs of the two new call centers.

   As a result of the factors discussed above, operating income increased 133% to $832,944 versus $357,835.

   Other income and expenses improved by $109,312 over 1995. The Company was favorably impacted by approximately $101,000 related to a mutually agreed upon contract termination settlement with a former client.

   Prior to October 21, 1996, the date of the IPO, the Company was a Sub Chapter S Corporation. As a result, any income tax liability was the responsibility of the individual shareholders and no provision for income taxes or income tax liability was recorded in the financial statements. Effective with the IPO, the Company terminated its status as an S Corporation and became subject to federal and state income taxes. Accordingly, for informational purposes, earnings for the years ended December 31, 1995 and 1996 include pro forma information for income taxes which would have been recorded if the Company had been a C Corporation for the entire year, based on the tax laws in effect during those periods. Pro forma net income includes an estimated federal and state tax provision of 40%.

   Pro forma net income was $504,665, or $.11 per share, compared with $161,753, or $.04 per share, in 1995.

LIQUIDITY AND CAPITAL RESOURCES

   The Company has historically used operating activities, bank borrowings, capital leases and public and private sector financing in connection with the opening of call centers as its primary sources of liquidity. The public and private sector (grants/ financings) included low interest rate loans, forgivable loan arrangements and reimbursement for certain expenses and leasehold improvements. In 1997, the Company financed much of its activities with the proceeds from the October 1996 IPO, of which $5,005,813 in cash and cash equivalents remained at December 31, 1996.

   Cash utilized in operating activities was $730,130 in 1997. The net loss accounted for $351,545 of this amount while changes in working capital components was $1,269,483. These were offset by depreciation and amortization of $696,937 and other non-cash items of $193,961. Cash flow from operating activities was $1,108,728 in 1996. Net income of $499,765, non-cash items of $156,812 and changes in working capital components of $86,247 comprised the amount. These were offset by depreciation and amortization of $365,904.

   Cash utilized in investing activities in 1997 was $3,578,914. Primary components were expenditures for property and equipment of $1,626,180 related to new call centers, upgrading the technology in current call centers and the acquisition of fixed assets in the EBCC acquisition. In addition, the net cost of the EBCC acquisition was $1,429,845 plus an additional $493,345 escrowed as restricted cash related to the acquisition. Cash utilized in investing activities in 1996 was $295,798. Expenditures for property and equipment of $610,185 were partially offset by proceeds from restricted investments of $300,000 and a decrease in other assets of $14,387.

   Financing activities in 1997 were limited to $53,010 in repayments of long-term debt partially offset by $15,283 related to the issuance of common stock in the Employee Stock Purchase Plan. Cash from financing activities in 1996 was $4,125,400. Proceeds from the IPO of $6,378,258 and increases in long-term debt of $200,000 were partially offset by $1,818,422 of various debt instrument reductions and the payment of $634,436 of dividends in conjunction with the change from a Sub S to a C Corporation. As a result, net cash and cash equivalents decreased $4,346,771 in 1997 compared with an increase of $4,938,330 in 1996.

   In November 1997, the Company's Board of Directors authorized a $2 million revolving line of credit which became effective in January 1998.

   The Company believes that funds available at December 31, 1997 together with funds which should be generated from future operations, equipment and financing leases and revolving line of credit arrangements will be sufficient to finance its current operations and planned capital expenditures at least through 1998.

OUTLOOK

Certain of the statements contained in the Letter to Shareholders and repeated in this section are "forward-looking statements" within the meaning of the federal securities laws. The following forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

   Management believes that businesses will continue to increase outsourcing the telemarketing component of their business, which should result in continued increases in the Company's calling revenue in 1998. In order to meet this increased demand, the Company plans to open at least two new outbound call centers in 1998 and to endeavor to maintain annual revenue in the range of $40,000 to $50,000 per telemarketing seat. The Company is contemplating expanding the inbound teleservices business it acquired from EBCC. In addition, the Company will continue to invest in technology to serve its clients' needs and to be a standard setter in providing exceptional service. In 1998, the Company expects to spend approximately $1,300,000, on capital expenditures to achieve these goals. However, it should be noted that the Company experienced a weakening in demand for its services in the third and fourth quarter of 1997 and as a result of attrition, experienced a decline in the telephone sales representative's work force.

   While the Company anticipates an increase in demand for its services in 1998, there is no assurance that the Company will be able to hire sufficient personnel to meet client demands. There is no assurance that the Company's marketing efforts will generate sufficient new business to fully utilize the additional call center capacity to be created in 1998 or that businesses will continue to outsource their telemarketing needs. Likewise, there is no assurance that the Company can continue to grow its revenue in excess of industry growth averages. In addition, inbound telemarketing is a highly competitive business requiring techniques of operation and personnel skills that are different from the Company's experience with outbound telemarketing, and there is no assurance that the Company will undertake such an expansion in 1998 or that it will be successful if it does so.

YEAR 2000

The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 date are a known risk. The Company has assessed this risk with respect to its financial and operational systems and has determined that most systems are Year 2000 compliant. The Company is reviewing its systems as it relates to interfacing with clients and vendors, but does not anticipate any material costs associated with systems conversions due to Year 2000 issues.

INFLATION

Inflation has not had a material impact on operating results and the Company does not expect it to have a significant impact in the future. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

QUARTERLY RESULTS

The telemarketing industry tends to be slower in the first and third quarters of the year because client marketing and customer service programs are typically slower in the post-holiday and summer months. The Company has experienced and expects to continue to experience quarterly variations in revenue and operating income principally as a result of the timing of clients' telemarketing campaigns, the commencement of new contracts, changes in the Company's revenue mix, start-up of new call centers and the additional selling, general and administrative expenses to acquire and support such new business.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
ACI Telecentrics, Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of ACI Telecentrics, Inc. and subsidiary as of December 31, 1996 and 1997 and the related consolidated statements of operations, shareholders' equity and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1997 and the results of its operations and its cash flow for the years then ended, in conformity with generally accepted accounting principles.

/S/ DELOITTE & TOUCHE LLP

February 12, 1997

                           CONSOLIDATED BALANCE SHEETS

DECEMBER 31                                                          1996             1997
--------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:

   Cash and cash equivalents                                       $5,005,813     $  659,042
   Restricted investment (Note 2)                                        --          493,345
   Trade receivables, less allowance for doubtful accounts of
     $73,000 and $195,000, respectively                             1,130,451      2,369,323
   Income tax receivable (Note 9)                                        --          586,498
   Other current assets                                               149,064         89,152
                                                                   -------------------------
     Total current assets                                           6,285,328      4,197,360

PROPERTY AND EQUIPMENT (Note 4):

   Furniture                                                          515,450        912,062
   Equipment                                                        2,264,289      3,787,565
   Leasehold improvements                                              48,726        129,295
                                                                   -------------------------
                                                                    2,828,465      4,828,922

   Less accumulated depreciation                                      927,622      1,585,717
                                                                   -------------------------
     Net property and equipment                                     1,900,843      3,243,205

OTHER ASSETS:

   Goodwill, less accumulated amortization of $29,000 (Note 2)           --        1,016,726
   Other                                                                9,449         38,993
                                                                   -------------------------
     Total other assets                                                 9,449      1,055,719
                                                                   -------------------------
                                                                   $8,195,620     $8,496,284
                                                                   =========================


LIABILITIES ANDSHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

   Trade accounts payable                                          $  520,318     $  811,568
   Accrued expenses                                                   176,975        764,463
   Income taxes payable (Note 9)                                      144,200           --
   Current portion of long-term debt and capital
     lease obligations (Notes 3, 4 and 5)                             104,384        138,481
                                                                   -------------------------
     Total current liabilities                                        945,877      1,714,512

LONG-TERM LIABILITIES:

   Long-term debt and capital lease obligations, less
     current portion (Notes 3, 4 and 5)                               121,757         64,650
   Deferred capital lease liabilities, less current
     portion (Note 5)                                                 156,000        214,600
   Deferred income taxes (Note 9)                                     206,412         73,210
                                                                   -------------------------
     Total long-term liabilities                                      484,169        352,460

COMMITMENTS AND CONTINGENCIES (Notes 2, 4 and 7)

SHAREHOLDERS' EQUITY (Note 6):

   Common stock, no par value; 15,000,000 shares authorized;
     5,705,000 and 5,708,583 shares issued and outstanding,
     respectively                                                   6,577,563      6,592,846
   Undesignated stock, no par value; 5,000,000 shares
     authorized; none issued and outstanding                             --             --
   Retained earnings (deficit)                                        188,011       (163,534)
                                                                   -------------------------
     Total shareholders' equity                                     6,765,574      6,429,312
                                                                   -------------------------
                                                                   $8,195,620     $8,496,284
                                                                   =========================




SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31                               1996             1997
--------------------------------------------------------------------------------


TELEMARKETING REVENUES                             $ 9,991,427      $ 15,253,893

COST OF SERVICES                                     5,309,753         8,388,921
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES         3,848,730         7,211,288
RESTRUCTURING COSTS (Note 10)                             --             388,563
                                                   -----------      ------------
     Total Costs                                     9,158,483        15,988,772
                                                   -----------      ------------

OPERATING INCOME (LOSS)                                832,944          (734,879)
OTHER INCOME (EXPENSE):
   Interest income                                      62,090           181,604
   Interest expense                                   (150,931)          (13,770)
   Other, net (Note 8)                                 109,962              --
                                                   -----------      ------------
     Total other income (expense)                       21,121           167,834
                                                   -----------      ------------

INCOME (LOSS) BEFORE INCOME TAXES                      854,065          (567,045)

INCOME TAX EXPENSE (BENEFIT):

   Income taxes - C Corp                               132,600          (215,500)
   Income taxes - S Corp to C Corp conversion          221,700              --
                                                   -----------      ------------
     Total income taxes (benefit)                      354,300          (215,500)
                                                   -----------      ------------
NET INCOME (LOSS)                                  $   499,765      $   (351,545)
                                                   ===========      ============

1996 PRO FORMA DATA (Note 1):

   Historical income before income tax expense     $   854,065              --
   Pro forma income tax expense                        349,400              --
                                                   -----------      ------------
PRO FORMA NET INCOME                               $   504,665              --
                                                   ===========      ============

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE
   (PRO FORMA AMOUNTS FOR 1996)                    $       .11      $       (.06)
                                                   ===========      ============

SHARES USED IN COMPUTING
   NET INCOME (LOSS) PER SHARE                       4,566,600         5,707,500
                                                   ===========      ============


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                          ADDITIONAL       RETAINED
                                                   COMMON STOCK              PAID-IN       EARNINGS
                                               SHARES          AMOUNT        CAPITAL      (DEFICIT)          TOTAL
------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1995               4,200,000      $    1,000       $ 25,567     $  495,420     $  521,987

  Recapitalization                                 --          25,567        (25,567)            --             --
  Proceeds from sale of common stock,
    net of offering costs of $1,146,742     1,505,000       6,378,258             --             --      6,378,258
  Net income prior to conversion to C Corp.,
    net of cumulative deferred income
    taxes of $221,700 (Note 9)                     --              --             --        311,754        311,754
  Capitalization of retained earnings in
    conjunction with conversion to C Corp          --         172,738             --       (172,738)            --
  Net income subsequent to conversion to C Corp    --              --             --        188,011        188,011
  Dividends paid (Note 6)                          --              --             --       (634,436)      (634,436)
                                            ----------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1996               5,705,000       6,577,563             --        188,011      6,765,574

  Issuance of common stock under the
    Employee Stock Purchase Plan                3,583          15,283             --             --         15,283
  Net loss                                         --              --             --       (351,545)      (351,545)
                                            ----------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1997               5,708,583      $6,592,846             --     $ (163,534)    $6,429,312
                                            ======================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOW

YEARS ENDED DECEMBER 31                                                   1996             1997
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income (loss)                                                   $   499,765      $  (351,545)
   Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

     Depreciation and amortization                                         365,904          696,937
     Amortization of deferred capital lease liabilities                    (49,600)         (61,400)
     Deferred income taxes                                                 206,412         (133,202)
     Restructuring costs                                                        --          388,563
     Changes in operating assets and liabilities:

       Trade receivables                                                  (157,663)      (1,088,872)
       Other current assets                                                (74,246)          59,912
       Accounts payable and accrued expenses                               173,956          490,175
       Income taxes                                                        144,200         (730,698)
                                                                       -----------      -----------
           Net cash provided by (used in) operating activities           1,108,728         (730,130)

CASH FLOW UTILIZED IN INVESTING ACTIVITIES:

   Purchases of property and equipment                                    (610,185)      (1,626,180)
   Decrease (increase) in other assets                                      14,387          (29,544)
   Proceeds from (purchase of) restricted investments                      300,000         (493,345)
   Payments for business acquired                                               --       (1,429,845)
                                                                       -----------      -----------
           Net cash used in investing activities                          (295,798)      (3,578,914)

CASH FLOW FROM FINANCING ACTIVITIES:

   Net proceeds from issuance of common stock                            6,378,258           15,283
   Payments on revolving line of credit                                   (300,000)              --
   Proceeds from issuance of long-term debt                                200,000               --
   Repayments on long-term debt and capital leases                      (1,218,422)         (53,010)
   Payments to officers                                                   (300,000)              --
   Dividends (Note 6)                                                     (634,436)              --
                                                                       -----------      -----------
           Net cash provided by (used in) financing activities           4,125,400          (37,727)
                                                                       -----------      -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     4,938,330       (4,346,771)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              67,483        5,005,813
                                                                       -----------      -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                               $ 5,005,813      $   659,042
                                                                       ===========      ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND
   NONCASH TRANSACTION INFORMATION:

   Cash paid for interest                                              $   151,000      $    13,800
                                                                       ===========      ===========
   Income taxes paid                                                   $     3,700      $   648,400
                                                                       ===========      ===========
   Equipment acquired through capital leases                           $   546,551      $        --
                                                                       ===========      ===========
   Deferred grant                                                      $        --      $   150,000
                                                                       ===========      ===========



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


1.  DESCRIPTION OF BUSINESS AND SUMMARY
    OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - ACI Telecentrics, Incorporated (ACI) (formerly Automated Communications, Incorporated and Affiliates) provides telephone-based sales and marketing services primarily to the telecommunications, publishing, insurance and financial services industries. ACI was established in 1987 in Minneapolis, Minn. Since that time, the Company has opened additional call center locations in Twin Valley, Minn.; Valley City and Devils Lake, N.D.; Redfield and Pierre, S.D. and Chadron, Neb. Prior to June 1996, all of the call centers were operated as affiliated corporations through common ownership. Effective June 28, 1996 Automated Communications, Incorporated and its affiliated companies merged to form ACI Telecentrics, Incorporated. These financial statements include the results of operations of all companies for all periods presented. As described in Note 2, on August 1, 1997 the Company acquired all of the outstanding common stock of Encyclopaedia Britannica Communications Corporation (EBCC), which had call centers in Lombard, Ill. and Merrillville, Ind. Operations of EBCC are included from August 1, 1997. The acquisition was accounted for as a purchase.

   PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, ACI Telecentrics of Illinois, Inc. (formerly EBCC) after elimination of intercompany transactions.

   REVENUE RECOGNITION - Revenue from telemarketing services is recognized as services are provided, primarily based on hours incurred.

   CREDIT CONCENTRATIONS - The Company earned the following percentages of its total revenue from major customers during the years ended December 31:

                                     1996            1997
--------------------------------------------------------------------------------
Customer A                           39%             61%
Customer B                           15               7
Customer C                           10               7

   At December 31, 1997 amounts receivable from customer A represented 42% of total accounts receivable while customers B and C were 1% each. The Company does not require collateral to support customer receivables.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of con tingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

   CASH EQUIVALENTS - Short-term investments which generally have a maturity of three months or less from the date of purchase and are classified as cash equivalents.

   GOODWILL - Goodwill is amortized on a straight-line basis over 15 years. The Company periodically assesses the recoverability of the cost of its goodwill based on a review of projected undiscounted cash flows of the related assets acquired.

   PROPERTY AND EQUIPMENT - Property and equipment are carried at cost. Depreciation is based on the straight-line method over estimated useful lives of the assets ranging from three to ten years.

   RESTRICTED INVESTMENTS - Restricted investments consist of U.S. Treasury Bills and are carried at amortized cost. The carrying value approximates its fair value due to the short-term maturities and the current market rate of interest. (See Note 2.)

   FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS - The estimated fair value of long-term debt and capital lease obligations approximates its carrying value due to variable rates of interest or fixed rates which approximate current market rates. The fair value of all other financial instruments, other than investments as discussed above, approximates the carrying value due to the short-term nature of the financial instruments.

   EARNINGS (LOSS) PER COMMON SHARE - Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" was issued in February 1997 and requires the presentation of earnings per share on a basic and diluted basis. Basic earnings per share are computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share are computed after giving effect to the exercise of all dilutive outstanding options and warrants. The Company adopted SFAS No. 128 in 1997. Both basic and diluted 1996 earnings per share were the same as there was no material common equivalent shares outstanding at December 31, 1996. Both basic and diluted 1997 earnings per share were the same due to the net loss, as the impact of the potential common shares outstanding would have been anti-dilutive.

   INCOME TAXES - Prior to October 21, 1996, the effective date of the initial public offering, the Company was a Subchapter S Corporation. As a result, any income tax liability was the sole responsibility of the individual stockholders and no provision for income taxes or income tax liability was recorded in the financial statements.

   PRO FORMA DATA - Effective October 21, 1996, the Company terminated its status as an S Corporation and was subject to federal and state income taxes thereafter. Accordingly, for informational purposes, the accompanying consolidated statements of operations for the year ended December 31, 1996 include unaudited pro forma information for income taxes which would have been recorded if the Company had been a C Corporation for all of 1996, based on the tax laws in effect during the respective periods.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


2.  BRITCOM ACQUISITION

On August 1, 1997 the Company acquired all of the outstanding common stock of EBCC, a provider of inbound and outbound telemarketing services. The acquisition was accounted for using the purchase method of accounting, and accordingly, the consolidated financial statements include results of operations from the date of acquisition. The purchase price consisted of (i) $1,250,000 cash paid at closing; and (ii) four quarterly payments (each an "Earn-Out Payment," cumulatively the "Total Earn-Out Payment"). The amount of the Total Earn-Out Payment will depend on the amount of revenue generated by certain EBCC clients and prospective clients during the period from January 1, 1998 through December 31, 1998 (the "Earn-Out Revenues"). In accordance with the purchase agreement, the Company has placed in escrow, and provided the seller with a $500,000 security interest in a Treasury Bill owned by the Company as a guaranty of payment of the remaining installments of the purchase price, if any. The Company has evaluated the services provided to these customers since August 1, 1997 and based on this evaluation has determined that revenue from these customers will not reach the minimum threshold in 1998, and an Earn-Out Payment under the Stock Purchase Agreement will be unlikely. Thus, the Company has not recorded any liability in the financial statements for Earn-Out Payments. The aggregate purchase price and related costs is estimated to be approximately $1,430,000. The excess of purchase price over net assets acquired is being amortized over 15 years using the straight-line method. However, if the Earn-Out Payment is made, it will be recorded as an addition to goodwill.

   The following unaudited pro forma financial information for the Company gives effect to the EBCC acquisition as if it had occurred at the beginning of 1996. This pro forma summary does not necessarily reflect the results of operations that would have been achieved if the businesses had constituted a single entity during such periods and is not necessarily indicative of results which may be obtained in the future. Allocations for certain services performed for EBCC by its former parent are not included below.


YEAR ENDED DECEMBER 31,           1996             1997
-------------------------------------------------------------------
Net revenues               $ 17,153,427                $ 18,639,272
                           ----------------------------------------
Net income (loss)               482,121                    (772,485)
                           ----------------------------------------
Basic and diluted income
   (loss) per share        $        .11                $       (.14)
                           ----------------------------------------
Shares used in computing
   pro forma net income
   (loss) per share           4,566,600                   5,707,500
                           ========================================

3.  LONG-TERM DEBT AND REVOLVING LINE OF CREDIT

Long-term debt consists of the following at December 31:

                                        1996           1997
------------------------------------------------------------
Promissory Notes (Note 5) - monthly
  payments of $3,345, including interest
  at 6%, due June 15, 1999; secured by
  assets of the Company and guaranteed
  by the two majority stockholders       $ 92,958    $57,433
Promissory Note (Note 5) -
  monthly payments of $967, including
  interest at 6%, due May 1, 2001          44,166     34,987
                                         -------------------
                                          137,124     92,420

Less current maturities                    44,679     47,434
                                         -------------------
                                         $ 92,445    $44,986
                                         ===================

   At December 31, 1997 aggregate maturities of long-term debt are as follows:

YEARS ENDING DECEMBER 31:
--------------------------------------------------------
1998                                            $47,434
1999                                             30,035
2000                                             10,955
2001                                              3,996

   On January 30, 1998, the Company entered into a $2 million revolving line of credit agreement, which accrues interest at the prime rate or LIBOR rate plus
2 3/4% on outstanding borrowings and expires in January, 2000. The borrowing base includes certain accounts receivable and furniture and equipment.

4.  LEASES

The Company has operating leases for certain office space and call centers and a capital lease for certain equipment utilized at the corporate office. Several of these leases include renewals.

   Future payments under the capital lease obligation at December 31, 1997 are as follows:

--------------------------------------------------------
YEARS ENDING DECEMBER 31:
--------------------------------------------------------
1998                                            $13,416
1999                                             13,416
2000                                              8,945
                                                -------
                                                 35,777
Less amount representing interest                 6,466
                                                -------
                                                 29,311
Less current portion                              9,647
                                                -------
                                                $19,664
                                                =======

   Assets under capital leases had a carrying value of approximately $28,000 and $18,000 at December 31, 1996 and 1997, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


At December 31, 1997 future minimum obligations under operating leases that have initial noncancelable lease terms in excess of one year, not including shared operating costs, are as follows:

YEARS ENDING DECEMBER 31:
-------------------------------------------------------
1998                                         $  402,000
1999                                            377,000
2000                                            313,000
2001                                            199,000
2002                                            146,000
Thereafter                                      659,000
                                             ----------
                                             $2,096,000
                                             ==========

   Rent expense incurred on all operating leases was approximately $280,000 and $454,000 for the years ended December 31, 1996 and 1997, respectively.

5.  GRANT AGREEMENTS

One of the Company's strategies is to locate its call centers in small, rural communities in the Midwest. These communities often provide advantageous economic incentives for locating facilities in these areas. These incentives include grants, low interest loans, favorable facility leases, funds for employee training and equipment subsidies.

   In July 1995, in connection with the opening of the Valley City, N.D. facility, the Company received assistance from Valley City Development Corporation, including $25,000 to reimburse start-up costs, approximately $150,000 in leasehold improvements, and a $107,000 equipment lease for which the lease payments will be forgiven on a monthly basis over the life of the lease if the Company continues operating in Valley City.

   In April 1996, the Company opened a call center in Devils Lake, N.D. The Company received assistance from Devils Lake Community Development Corporation, including $25,000 for reimbursement of start-up costs, $150,000 in equipment leases which will be forgiven over five years, $150,000 in leasehold improvements and a 6%, $50,000 loan.

   In September 1996, the Company opened a call center in Redfield, S.D. The Company received a $500,000 assistance grant from the Redfield Industrial Development Corporation including $200,000 of leasehold improvements and $300,000 for equipment.

   During 1997, the Company executed three Memoranda of Understandings with the Nebraska Department of Economic Development and three Nebraska communities. Under the agreements, the Company agreed to open call centers in three communities in 1997 and 1998. The Company will receive grants from the local communities and state in connection with the opening of each call center. The aggregate amount of the grants is $700,000. These grants will be forgivable over five years from the date of the grant. As of December 31, 1997 the Company had opened one of the call centers in Chadron, Neb. The amount of the grant related to Chadron was $300,000 of which the Company received $150,000.

   The reimbursement of start-up costs was offset against the corresponding expense, and the payments for leasehold improvements and the Redfield equipment reduced the recorded assets. The Devils Lake and Redfield equipment leases and the $150,000 Nebraska grant are recorded as deferred liabilities in the consolidated balance sheets, and are being amortized as a reduction of administrative expense when amounts are forgiven, which is scheduled as follows:
1998                                         $81,400
1999                                          81,400
2000                                          70,700
2001                                          42,500
2002                                          20,000
   In most cases, the Company is obligated to continue operating the call center for five years from when it was opened, and certain loans and leases are guaranteed by the two majority shareholders.

6.  STOCKHOLDERS' EQUITY

COMMON STOCK - Effective June 28, 1996 the Company amended its Articles of Incorporation to increase its authorized common stock to 15,000,000 shares and authorized 5,000,000 shares of undesignated stock. In addition, all issued common stock was canceled, 4,200,000 shares of new, no par common stock was issued and additional paid-in capital was reclassified to common stock.

   DIVIDENDS - No dividends were paid in 1997. During 1996, dividends of $634,436 were paid to the two majority shareholders related to operations of the Company prior to its conversion to a C Corporation.

   INITIAL PUBLIC OFFERING - During 1996, the Company completed an underwritten public offering of 1,505,000 shares of its common stock (including 105,000 shares of the underwriter's overallotment) at a public offering price of $5.00 per share (the Offering). The net proceeds of the Offering, after related expenses, were approximately $6,378,000. A portion of the net proceeds from the offering was used to repay approximately $1,387,000 of outstanding short-term and long-term indebtedness and capital lease obligations.

   EMPLOYEE STOCK PURCHASE PLAN - Effective June 30, 1996 the Company adopted the 1996 Employee Stock Purchase Plan (the Stock Purchase Plan), which allows participants to purchase common stock at 85% of the common stock's fair market value at the commencement or termination of two six-month phases each year. Employees must have six months of service to be eligible to

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


participate in the Stock Purchase Plan. The Board of Directors has reserved 100,000 shares of common stock for issuance under the Stock Purchase Plan. During 1997, the Company issued 3,583 shares under the plan. No shares were issued under the Plan in 1996.

   STOCK OPTIONS - Effective June 30, 1996 the Company adopted the 1996 Stock Option Plan (the Stock Option Plan), which authorized the grant of up to 280,000 shares of the Company's common stock in the form of incentive stock options and nonqualified stock options to employees and directors. On April 30, 1997 the shareholders approved an increase to 430,000 shares available for grant under the Stock Option Plan. The Stock Option Plan requires that the exercise price of all options granted be the fair market value of the Company's common stock on the date of grant.

   The following table summarizes stock option activity:

                           SHARES UNDER    WEIGHTED AVERAGE
                                 OPTION     PRICE PER SHARE
                               ----------------------------
Balance at December 31, 1995         --                  --
Options granted                 266,000               $4.67
                               ----------------------------
Balance at December 31, 1996    266,000                4.67
Options granted                  51,250                5.31
Options canceled                (37,375)               5.05
                               ----------------------------
Balance at December 31, 1997    279,875               $4.74
                               ============================
Shares exercisable at
December 31, 1996               123,500               $4.24
                               ============================
Shares exercisable at
December 31, 1997               166,475               $4.46
                               ============================

   At December 31, 1997 the range of exercise prices and weighted-average remaining contractual life of outstanding options were $3.50 to $6.25 per share and 8.8 years, respectively.

   In 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the Stock Option Plan because the exercise price of all options granted was at least equal to the fair value of the common stock on the date of grant. Had compensation cost for the stock options been determined based on the fair value at the grant date, consistent with the provisions of SFAS No. 123, the Company's 1996 and 1997 pro forma net
(loss) income and per share amounts would have been as indicated below:

                               1996                          1997
--------------------------------------------------------------------------------
                          Basic &                             Basic &
                          Diluted                             Diluted
                         Earnings                              (Loss)
                 Amount  Per Share                Amount    Per Share
------------------------------------              --------------------
Net income (loss)
   (pro forma
   in 1996)      $504,665    $.11                 $(351,545)   $(.06)
                 ================                 ==================
Pro forma net
   income (loss),
   as adjusted   $366,107    $.08                 $(406,770)   $(.07)
                 ================                 ==================

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and results:

                                 1996            1997
-----------------------------------------------------
Dividend yield                     0%              0%
Expected volatility                5%             39%
Risk free interest rate            6%            5.8%
Expected life of options    10 Years         10 Years
Fair value of options on
grant dates                     $2.06           $3.27

   STOCK WARRANTS - On October 21, 1996 warrants to purchase 140,000 shares of Common Stock (the Underwriter's Warrants) were issued in connection with the initial public offering. The Underwriter's Warrants may be exercised in whole or in part from October 21, 1997 through October 20, 2001 at an exercise price of $6.00 per share. No warrants were exercised in 1996 or 1997.

7.  COMMITMENTS AND CONTINGENCIES

EMPLOYMENT AGREEMENTS - Each of the two majority shareholders has entered into an employment agreement dated June 30, 1996 with the Company providing for a minimum annual base salary of $175,000 and for 24 months' continuation of base salary and health benefits if employment is terminated by either party for any reason during the initial two-year term of the agreement. The agreements also require the Company to pay premiums for life insurance intended to fund the buy/sell agreements to which the two majority shareholders are parties, as described below. If employment is terminated by either party following the initial two-year term, the two majority shareholders will receive 12 months' salary and health benefits. These agreements require each of the two majority shareholders to vote their shares for election of the other to serve on the Company's Board of Directors. Each of these agreements include confidentiality protections and prohibits each of the two majority shareholders from competing with the Company for a period equal to the period during which the Company is obligated to make severance payments.

   BUY/SELL AGREEMENTS - Each of the two majority shareholders has entered into a Buy/Sell Agreement (the Agreement) with the Company and each other. Under this Agreement, the Company may have the option to purchase shares from the two shareholders.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

8.  OTHER INCOME

Included in the other income for the year ended December 31, 1996 is a gain of approximately $101,000 relating to the settlement of a contract with a former client.

9.  INCOME TAXES

Prior to October 21, 1996, the effective date of the Initial Public Offering
(IPO), the Company had been treated for federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the Code), and comparable state tax laws. As a result, earnings of the Company had been taxed for federal and state income tax purposes directly to the shareholders of the Company, rather than to the Company. In connection with the IPO, the Company was converted from an S Corporation to a C Corporation under the Code. In addition, as a result of the termination of its S Corporation status, in accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recorded a net deferred income tax liability and corresponding deferred income tax expense of $221,700.

   The provision (benefit) for income taxes for the years ended December 31, 1996 and 1997 consists of the following:

                                           1996         1997
---------------------------------------------------------------
Current:
   Federal                               $116,500     $ (82,298)
   State                                   31,400            --
                                         -----------------------
                                          147,900       (82,298)
Deferred                                  (15,300)     (133,202)
                                         -----------------------
Income tax expense (benefit)
   C Corporation                          132,600      (215,500)
Conversion from S
   Corporation to C Corporation           221,700           --
                                         -----------------------
                                         $354,300     $(215,500)
                                         =======================

   Differences between the provisions for income taxes at the federal statutory rate and the recorded provision for the years ended December 31, 1996 and 1997 are summarized as follows:

                                           1996         1997
----------------------------------------------------------------
Income tax expense (benefit) at
   federal statutory rate                $299,000     $(198,500)
State income tax expense (benefit),
   net of federal benefit (cost)           43,000       (25,000)
S Corporation taxes                      (216,800)           --
Conversion from S Corporation
   to C Corporation                       221,700            --
Other, net                                  7,400         8,000
                                         ----------------------
                                         $354,300     $(215,500)
                                         ======================

   Net deferred tax liabilities at December 31, 1996 and 1997 are comprised of the following:

                                         1996         1997
----------------------------------------------------------------
Excess of tax over book depreciation     $179,000      $282,000
Allowance for doubtful accounts           (29,200)      (59,000)
Cash to accrual accounting                 56,612        27,000
Tax credits                                    --       (18,000)
Benefit of NOL carryforwards                   --      (130,000)
Other, net                                     --       (28,790)
                                         ----------------------
                                         $206,412      $ 73,210
                                         ======================

   Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Management believes that it is more likely than not that all of these net operating loss carryforwards will be used, thus no valuation allowance has been established.

   As of December 31, 1997 the Company had federal net operating loss carryforwards of approximately $290,000, which will expire in 2012.

10.  RESTRUCTURING COSTS

In December 1997, in connection with management's plans to reduce costs and improve operating efficiencies, the Company transferred the outbound calling services performed at its Lombard call center to other call centers. As a result, the Company recorded a restructuring charge of $388,563, as detailed below, all charges of which remained in accrued liabilities at December 31, 1997. The principal actions in the plan involve the consolidation of the outbound call center operations in Lombard, Ill. into existing ACI call centers in Merrillville, Ind. and Pierre, S.D.

   The major components of the restructuring charges are as follows:

Occupancy costs                                       $178,700
Write-down of furniture and equipment                  128,200
Severance and related costs                             41,700
Other                                                   39,963
                                                      --------
                                                      $388,563
                                                      ========